March 10, 2006


United States Securities and Exchange Commission
Division of Corporation Finance
Washington. D.C. 20549-0510

Re:  Dynamic Materials
     Form 10-K for the year ended December 31, 2004
     File No. 1-14775

Dear Mr. Cash:

We acknowledge receipt of your letter dated February 21, 2006, which included additional comments that resulted from your review of our February 9, 2006 response letter relating to your review of the above-referenced filing. We have considered your additional comments and provide you with the following revised response.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
-----------------------------------------------------

Financial Statements for the Year Ended December 31, 2004
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Note 8- Discontinued Operations, page 53
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     1.   We note your response to comment 3 from our letter dated November 10,
          2005. Based on the additional information that you provided to us, we will not object to the classification of the divestiture of your Spin Forge division as discontinued operations. However, we believe that you should provide a more robust discussion of your agreements with Aerojet, and how you concluded that these agreements qualified for treatment as discontinued operations, in your future Exchange Act filings. Given that you retained ownership of your manufacturing equipment and are leasing that equipment to Aerojet under an operating lease, we also believe it would be useful to your readers if you clarified that you do not intend to operate the leased equipment again, and that you plan to liquidate this equipment if Aerojet does not exercise their purchase option to buy the equipment.


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          Response
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          In our future Exchange Act filings, including our December 31, 2005
          Form 10-K that we will file on or before March 16, 2006, we will include a more robust discussion of our agreements with Aerojet (without specifically naming this third party) and the basis for our conclusion that these agreements qualified for treatment as discontinued operations. We will also clarify that we do not intend to ever again operate the leased equipment and that we plan to immediately liquidate any leased manufacturing equipment to the extent that Aerojet does not exercise its purchase option on all or a portion of the leased equipment when the lease term expires on January 1, 2007.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2005
-------------------------------------------------

Note 9 - Stock Split
--------------------

     2. Please confirm to us that you will give retroactive effect to your October 2005 2-for-1 stock split on your balance sheet, statement of stockholders' equity, and EPS calculations in your upcoming December 31, 2005 Form 10-K. Refer to SAB Topic 4:C.

          Response
          --------

          We hereby confirm that we will give retroactive effect to our October 2005 2-for-1 stock split on our balance sheets and statements of stockholders' equity, and in our EPS calculations, in our upcoming December 31, 2005 Form10-K as required by SAB Topic 4:C.


                                      * * *

          We hope that our responses adequately address the additional comments made in your February 9, 2006 letter. Please let us know if you require additional clarification with respect to our responses or have any additional questions.

          Sincerely,

          /s/ Richard A. Santa

          Richard A. Santa
          Vice President and Chief Financial Officer


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